2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

United States

enovis.com

July 14, 2025

VIA EDGAR

Ms. Kristin Lochhead and Ms. Li Xiao

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enovis Corporation

Form 10-K for the Fiscal Year Ended December 31, 2024

Form 10-Q for the Fiscal Quarter Ended April 4, 2025

File No. 001-34045

Dear Ms. Lochhead and Ms. Xiao:

We are writing in response to the comments received by Enovis Corporation (the “Company”) from the staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated June 27, 2025. For the Staff’s convenience, we have set forth below each of the numbered comments in the Staff’s letter in bold, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, Adjusted EBITDA; Comparable Sales, page 41

1.

Please revise future filings to reconcile Adjusted EBITDA to the most comparable GAAP measure, net loss. In addition, we note that you present Adjusted EBITDA margin without presenting the most directly comparative GAAP measure. Please revise future filings to present the GAAP measure, which appears to be net income (loss) margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 102.10(a) and Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will reconcile Adjusted EBITDA to net income (loss) and will present GAAP measures with equal or greater prominence to any comparable non-GAAP measures also presented, including with respect to presentations of net loss, Adjusted EBITDA, net income (loss) margin and Adjusted EBITDA margin. The Company will also apply the foregoing to any non-GAAP presentations presented in exhibits to future Form 8-K filings.

July 14, 2025

2.

We see that adjusted EBITDA includes a non-GAAP adjustment for “Strategic transaction costs” of $78.3 million, which appears to include costs related to the acquisition and integration of Lima in 2024 as well as other business development initiatives and integration costs of recent acquisitions. With a view towards understanding how the non-GAAP adjustment complies with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, please describe in detail, the nature and composition of the strategic transaction costs, including the nature of the acquisition and integration charges and other business development initiatives. Provide us with a quantitative breakdown of each category of costs for each period presented. As part of your response, explain your consideration of whether these strategic transaction costs represent normal, recurring, cash operating expenses necessary to operate your business.

Response: We respectfully acknowledge the Staff’s comment. Strategic transaction costs include costs incurred in the first 24-36 months post-acquisition to integrate recently acquired businesses (e.g., specific costs and expenses related to rebranding, payroll and retention, restructuring or termination of sales relationships, distributor network rationalization, integration and migration of IT systems, ERP rationalization, deal costs, legal entity rationalization and other integration-related activities) and specific costs related to the consummation of the acquisition process. For the years ended December 31, 2024, 2023 and 2022, the charges consisted of the following expenses/(benefits) (amounts in millions):

	2024	2023	2022
Lima related acquisition and integration costs:
Payroll costs and retention expenses(1)	$13.1	$—	$—
Integration and migration of IT systems	12.5	—	—
Deal costs(2)	15.4	8.3	—
Rebranding costs(3)	5.9	—	—
Operational integration costs(4)	17.9	0.7	—
Other strategic transaction costs:
Other (non-Lima) acquisition integration costs(5)	6.9	8.4	5.8
Separation related costs(6)	4.6	20.6	54.9
Other charges(7)	1.9	0.3	0.3

Total Strategic transaction costs	$78.3	$38.3	$61.0

(1)	Includes payroll and retention costs for roles to be eliminated or that are dedicated to integration activities.
(2)	Includes professional and consulting fees specifically incurred to consummate the acquisition and advise and facilitate on post-acquisition integration matters including legal entity consolidation.

July 14, 2025

(3)	Includes integration related costs associated with rebranding and marketing acquired business under Enovis name, such as marketing materials, trade show redesign costs and product labeling.
(4)

Includes non-recurring integration related costs associated with sales agent and distributor network rationalization, including contract termination and retention expenses, supply chain and portfolio integration, and quality management system consolidation.

(5)

Includes integration related payroll and severance costs, ERP integration and migration costs, and costs associated with sales agent and distributor network rationalization. For 2024, such costs primarily relate to Novastep ERP transition ($5.6 million). For 2023, such costs primarily relate to Novastep ($5.0 million) and Mathys ($3.4 million) integration activities. For 2022, such costs represent Mathys integration activities, comprised primarily of product rationalization related expenses ($4.0 million).

(6)

Represents non-recurring costs, including professional fees, retention expenses, rebranding and marketing costs, and other costs associated with the Separation of our former fabrication technology business through a tax-free, pro-rata distribution of the common stock of ESAB Corporation to our shareholders.

(7)	Represents other non-recurring charges, including global ERP rationalization project costs and shared service center start-up costs.

We respectfully advise the Staff that our policy for including such strategic transaction costs as non-GAAP adjustments requires, among other things, that only costs that are necessary to consummate the acquisition and integrate the acquired business are eligible for such treatment. Such costs are not normal, recurring, cash operating expenses necessary to operate our business, as they do not reflect our normal operating activity, represent short term additional payments or expenses which will not continue in the future, and are solely related to the objective of successfully integrating the acquired business.

3.

As a related matter, in future filings, please revise your reconciliation of adjusted EBITDA to include footnote disclosure discussing the nature of each non-GAAP adjustment that includes multiple items, such as “MDR and other costs” and “strategic transaction costs”. Please include disclosure about why you believe these adjustments are not normal, recurring, cash operating expenses necessary to operate your business. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

Response: We respectfully acknowledge the Staff’s comment and advise that Staff that in future filings, we will revise our reconciliation of adjusted EBITDA to include footnote disclosure discussing the nature of each non-GAAP adjustment that includes multiple items. We will also include disclosure about why we believe these adjustments are not normal, recurring, cash operating expenses necessary to operate our business. The Company will also apply the foregoing to any non-GAAP presentations presented in exhibits to future Form 8-K filings.

4.

We reference the presentation for non-GAAP comparable sales by segment and in total along with the disclosure on page 41 that “Comparable Sales and Comparable Sales Growth rate are presented for illustrative purposes only and do not and are not intended to comply with Article 11 of Regulation S-X promulgated by the SEC in respect of proforma financial information, and may differ, including materially, from proforma financial statements presented in accordance therewith.” Please note that disclosure of combined amounts that are not calculated under the guidance in Article 11 of Regulation S-X would not be appropriate as a Non-GAAP measure. See guidance in Question 100.05 of the Compliance & Disclosure Interpretations for Non- GAAP Financial Measures. To the extent you intend to include combined information in future filings, please ensure the combined information is prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X. Please also apply to your non-GAAP presentations presented in exhibits to Form 8-K.

July 14, 2025

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will revise any disclosure involving combined information, including with respect to “Comparable Sales” and “Comparable Sales Growth Rate” to the extent we present these measures in future filings for the acquisition or disposition of a business, to ensure that such combined information is prepared and presented in compliance with the pro forma financial statement requirements of Article 11 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended April 4, 2025

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 26

5.

We note your non-GAAP measures for the three months ended March 31, 2025 include a $36 million adjustment for the purchase of royalty interest, which represents a strategic purchase of economic interest on future royalty payments in your intellectual property over the next seven years.

Please explain to us the nature of the underlying intellectual property, the structure of future payments under the existing product development agreements and why you decided to purchase the economic interest on future royalty payments. Please tell us how you considered whether these costs are a normal, recurring operating expense for which a non-GAAP adjustment would be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. The nature of the underlying intellectual property consists of various ideas, inventions, works of authorship, writings, formulas, models, drawings, photographs, improvements, discoveries, developments, innovations, designs, methods, know-how, and other trade secrets, and any patents, copyrights, trademarks, and other intellectual property interests related thereto, which were developed by design surgeons or other third parties under product development agreements with the Company and incorporated into products. Under the terms of such product development agreements, the counterparties are entitled to receive royalties for a period of time (typically 7 to 10 years) on net sales by the Company of such commercialized products.

In order to facilitate a shift to a new model for product development projects, the Company terminated product development agreements by purchasing the economic interest in the future royalty payments related to the terminated product development agreements. Such model will focus on contributions of intellectual property across the Company’s entire portfolio, rather than individual projects, and is designed to accelerate the Company’s pace of innovation while removing complications with established royalty-bearing products and encouraging unbiased feedback and sharing of new and novel ideas among product design teams.

When we considered whether these costs are a normal, recurring operating expense for which a non-GAAP adjustment would be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, we concluded that these costs are non-routine, one-time buyouts and do not represent recurring operating expenditures. The

July 14, 2025

Company further considered that the buyouts were entered into in connection with the termination of product development agreements. In addition, in determining that the costs should be presented as a Non-GAAP adjustment, the Company notes that it views the buyouts as one-time extinguishments associated with prior contractual commitments that are no longer intended to continue, though the payments may be structured over time to manage cashflow impacts.

Should you have any further questions on the above, please do not hesitate to contact me at (469) 227-0054.

Sincerely,

/s/ Phillip B. Berry

Phillip B. Berry

Senior Vice President and Chief Financial Officer